As filed with the Securities and Exchange Commission on April 14, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

K2 INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	95-2077125
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

2051 Palomar Airport Road

Carlsbad, California 92009

(760) 494-1000

(Address, including Zip Code, and Telephone Number,

including Area Code, of Registrant’s Principal Executive Offices)

John J. Rangel

Senior Vice President – Finance

2051 Palomar Airport Road

Carlsbad, California 92009

(760) 494-1000

(Address, including Zip Code, and Telephone Number,

including Area Code, of Agent for Service)

Copies to:

Bradford P. Weirick

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, CA 90071

(213) 229-7000

Approximate Date of Commencement of Proposed Sale to the Public: From time to time after this Registration Statement becomes effective and upon conversion of the 7.25% convertible subordinated debentures due March 3, 2010 and/or exercise of the February 14, 2003 warrants.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of this prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered(2)(3)	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, par value $1.00 per share, underlying the 7.25% convertible subordinated debentures due March 3, 2010	2,516,780 shares(4)	N/A	$25,000,000(5)	$2,022.50

Common Stock, par value $1.00 per share, underlying the February 14, 2003 warrants	629,195 shares	N/A	$7,293,416.39(6)	$590.03

Total	3,145,975 shares	N/A	$32,293,416.39	$2,612.53

(1)	Also includes associated preferred share rights to purchase shares of the Registrant’s common stock pursuant to the Registrant’s shareholder rights plan, which rights are not currently separable from the shares of common stock and are not currently exercisable.
(2)	The number of shares being registered is based on certain provisions of the securities purchase agreement entered into December 10, 2002 and the related registration rights agreement requiring the Registrant to register at least a number of shares equal to 120% of the maximum number of shares of the Registrant’s common stock, par value $1.00, issuable upon complete conversion of the 7.25% convertible subordinated debentures due March 3, 2010 and full exercise of the February 14, 2003 warrants.
(3)	This registration statement also covers such indeterminate number of additional shares of common stock as may become issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions, by reason of changes in the conversion price of the 7.25% convertible subordinated debentures due March 3, 2010 or changes in the exercise price of the February 14, 2003 warrants.
(4)	Assuming full conversion of the 7.25% convertible subordinated debentures due March 3, 2010 and based on a conversion price of $11.92.
(5)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(g) under the Securities Act of 1933 assuming complete conversion of the 7.25% convertible subordinated debentures due March 3, 2010 and based on a conversion price of $11.92.
(6)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(g) under the Securities Act of 1933 assuming full exercise of the February 14, 2003 warrants and based on an exercise price of $13.91.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 14, 2003

K2 INC.

3,145,975 Shares of Common Stock

The 3,145,975 shares of K2 common stock offered by the selling security holders from time to time by this prospectus are issuable to the selling security holders at various times upon conversion of the 7.25% convertible subordinated debentures and/or exercise of the February 14, 2003 warrants to purchase up to 524,329 shares of K2 common stock. The securities underlying the common stock being offered pursuant to this prospectus were both issued in a private placement of $25,000,000 in the principal amount of K2’s 7.25% convertible subordinated debentures due March 3, 2010 and are not being registered or offered hereunder.

The offering of K2 common stock pursuant to this prospectus is not being underwritten. The common stock may be sold by the selling security holders as set forth in the discussion entitled “Plan of Distribution.” K2 received $25,000,000 in proceeds at the closing of the sale of the 7.25% convertible subordinated debentures. Based on an exercise price of $13.91 per share, subject to certain adjustments, K2 will receive up to $7,293,416.39 upon the selling security holders full exercise of the warrants. K2 will not receive any proceeds from the K2 common stock sold by the selling security holders.

This prospectus and the documents incorporated by reference provide a description of the common stock that the selling security holders may offer from time to time, as well as the securities underlying the common stock being sold. Each time the selling security holders sell common stock, K2 will provide a supplement to this prospectus that contains specific information about the offering. Investors should read this prospectus and any applicable prospectus supplement carefully before investing in K2 common stock. This prospectus may not be used to consummate a sale of common stock unless accompanied by the applicable prospectus supplement.

K2’s common stock is traded on the New York Stock Exchange (symbol: KTO). On April 11, 2003, the last reported per share sale price of K2 common stock was $8.51.

Investing in K2 common stock involves a high degree of risk. See the “Risk Factors” discussion beginning on page 3 to read about factors to consider in connection with purchasing K2 common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This date of this prospectus is April 14, 2003

ABOUT THIS PROSPECTUS

This prospectus forms a part of a registration statement K2 filed with the Securities and Exchange Commission covering 3,145,975 shares of K2 common stock issuable from time to time to the selling security holders upon conversion of the 7.25% convertible subordinated debentures due March 3, 2010, referred to in this prospectus as the debentures, and/or exercise of the February 14, 2003 warrants to purchase 524,329 shares of K2 common stock issued in connection with the debentures, referred to in this prospectus as the warrants. All of the K2 common stock issued upon conversion of the debentures and/or exercise of the warrants, subject to certain conditions, may be offered and resold from time to time by the selling security holders converting or exercising such securities, pursuant to this prospectus.

This brief summary highlights selected information from this document. It does not contain all of the information that is important to potential investors. You should carefully read the entire document and the other documents referred to and incorporated by reference in this document. For a guide to where you can obtain more information on K2, see “Where You Can Find More Information; Incorporation by Reference” on page 23.

THE COMPANY

Generally

K2 is a premier, branded consumer products company with a primary focus on sporting goods and other recreational products as well as certain niche industrial products. K2 offers a diverse portfolio of products used primarily in individual sports activities such as fishing, watersport activities, alpine skiing, snowboarding, in-line skating, and mountain and BMX biking. K2’s sporting goods include several name brand lines such as K2 and Olin alpine skis, K2, Ride, Liquid, 5150 and Morrow snowboards, boots and bindings, K2 in-line skates, K2 bikes, Shakespeare and Pflueger fishing rods and reels, Stearns personal flotation devices, rainwear, and outdoor products and K2 backpacks. K2’s other recreational products include Hilton corporate casual apparel, Planet Earth apparel and Adio and Hawk shoes. K2’s industrial products consist primarily of Shakespeare monofilament line used in weed trimmers, in paper mills and industrial applications, and Shakespeare fiberglass and composite marine antennas, and composite utility and decorative light poles. Founded in 1946, K2 has grown to approximately $600 million in annual sales through a combination of internal growth and strategic acquisitions.

K2 has aggressively expanded its presence in several sporting goods markets in the United States, Europe and Japan, including outdoor products, in-line skates, snowboards, footwear and fishing tackle reels and kits and combos. Management believes these newer products have benefited from the brand strength, reputation, distribution, and the market share positions of other K2 products, several of which are now among the top brands in their respective markets. For example, management believes that:

•	Shakespeare has the #1 market position in fishing rods and kits and combo sales;

•	the UglyStik is the top selling line of moderately priced fishing rods;

•	Stearns has the #1 U.S. market position in personal flotation devices;

•	K2 has the #1 market position in worldwide performance in-line skates;

•	K2 has the #2 market position in worldwide snowboard products; and

•	K2 has the #1 market position in alpine skis.

K2 common stock is currently traded on the New York Stock Exchange (symbol: KTO). With more than 1,840 employees as of December 31, 2002, K2 has sales and distribution centers, research and design facilities, and manufacturing and sourcing capabilities around the world. K2’s principal executive office is located at 2051 Palomar Airport Road, Carlsbad, California 92009, and the telephone number is (760) 494-1000.

K2’s Strategy

K2 has embarked upon an aggressive strategy to expand its operations and diversify its product offering within the sporting goods and recreational products industries by seeking to combine with other well-established companies.

Recent Developments

Merger with Rawlings Sporting Goods Company, Inc.

On March 26, 2003, K2 completed its acquisition of Rawlings Sporting Goods Company, Inc. K2 acquired all the issued and outstanding shares of Rawlings common stock in exchange for shares of K2 common stock. The transaction, which is structured as a stock for stock merger, will be accounted for under the purchase method of accounting.

As a result of the merger, each share of Rawlings common outstanding at the close of business on March 26, 2003 was converted into the right to receive 1.080 shares of K2 common stock. Based on approximately 8.1 million shares of Rawlings common stock outstanding, approximately 8.8 million shares of K2 common stock are in the process of being issued to the Rawlings stockholders. As of the close of business on March 26, 2003, such shares had a total value of approximately $71.1 million. In addition, each outstanding option to purchase Rawlings common stock under Rawlings’ existing stock option plans was converted into an option to purchase 1.080 shares of K2 common stock.

Rawlings is the leading manufacturer and marketer of baseball equipment in North America. Under its brand name, Rawlings provides competitive team sports equipment and apparel for baseball, basketball and football, as well as licensed Major League Baseball and NCAA retail products. Rawlings is a major supplier to professional, collegiate, interscholastic and amateur organizations worldwide, and is also the official basketball supplier for the NAIA and NJCAA Championships. In addition, Rawlings’ products are endorsed by more than 35 college coaches, 28 sports organizations and numerous athletes, including approximately 700 Major League Baseball players. Rawlings was founded 1887 and has since become a tradition in team sports equipment and uniforms. Since 1977, Rawlings has been the exclusive supplier of baseballs to Major League Baseball and since 1994 it has been the exclusive supplier of baseballs to 19 Minor Leagues. In addition, Rawlings’ licensees sell numerous products, including athletic shoes, socks, and apparel, using the Rawlings brand name and logo.

Credit Facility

On March 26, 2003, K2 announced the execution of a new credit arrangement. The new three-year agreement includes a $205 million revolving credit facility, with borrowings initially bearing interest at the prime rate plus 0.50 percent or LIBOR plus 2.50 percent, and a $20 million term loan, initially bearing interest at LIBOR plus 4.00 percent per annum. The new facility will be used to replace K2’s approximately $63.9 million of outstanding borrowings under a revolving line of credit and senior notes, and to secure existing letters of credit. In conjunction with the refinancing, K2 will expense approximately $6.9 million, $4.5 million net of tax, in the first quarter of 2003 due to the early extinguishment of the senior notes and capitalized debt costs related to its facilities being refinanced. Borrowings under the new facility will be secured by substantially all of K2’s domestic, Canadian and United Kingdom assets.

RISK FACTORS

Investing in K2 common stock involves risks. Potential investors in K2 common stock should carefully consider the following factors, in addition to other risk factors incorporated by reference into this prospectus and other information contained in this document. See “Where You Can Find Additional Information” on page 23 for where you can find additional risk factors of K2 that are incorporated by reference into this prospectus.

K2’s inability to succeed in its competitive industry could seriously harm its business.

The markets for sporting goods and recreational products in which K2 competes are generally highly competitive, especially as to product innovation, performance and styling, price, marketing and delivery. K2’s competition regarding its products, other than active wear, consists of a relatively small number of large producers, some of whom have greater resources than K2. In addition, many of K2’s competitors offer sports and recreational equipment not currently sold by K2. There are also no significant technological or capital barriers to entry into these markets, which also face competition from other leisure activities.

K2’s industrial products are, in most instances, subject to price competition, ranging from moderate for marine antennas and monofilament line to intense for commodity-type products. Many industrial competitors have greater resources than K2. New product introductions, financial incentives to retailers, the affects of excess industry capacity and other initiatives by K2’s competitors could weaken the market position of K2’s products.

K2’s failure to keep pace with rapid change in marketing strategies, product design, styles and tastes could harm its business.

Consumer demand for recreational products is also strongly influenced by matters of taste and style. K2 cannot assure its stockholders that K2 will successfully develop new products to address new or shifting consumer demand. An unexpected change in consumer tastes or product demand could seriously harm K2’s business. K2’s inability to timely and successfully respond to developments and changing styles could hurt its competitive position or render its products noncompetitive.

K2 cannot assure you that demand for its products will remain constant. The sales of leisure products are affected by changes in the economy and consumer tastes, both of which are difficult to predict. Continued adverse developments affecting economies throughout the world, including a general tightening of the availability of credit, increasing energy costs, declining consumer confidence and significant declines in the stock markets could lead to a reduction in discretionary speeding for consumer products. K2’s success is dependent, in significant part, on its ability to keep abreast of, and adapt with, such changes.

K2’s strategic plan involving the acquisition of various additional companies may not succeed.

K2’s strategic plan involves growth through the acquisition of a number of additional companies within a relatively short period of time. Growth through acquisition, particularly rapid growth through acquisition, involves a number of risks, including:

•	difficulties related to combining previously separate businesses into a single unit;

•	the substantial diversion of management’s attention from the day-to-day business when negotiating these transactions and later integrating an acquired business;

•	the assumption of liabilities of an acquired business not discovered until after the transaction is complete;

•	the failure to realize anticipated benefits such as cost savings and revenue enhancements;

•	the risks of highly leveraging the company or engaging in dilutive issuances of equity securities of the company in order to fund the acquisitions; and

•	difficulties related to assimilating the products of an acquired business, for example, in manufacturing, distribution, engineering and customer support areas.

K2 cannot assure its prospective stockholders that any transaction or series of transactions that are completed will result in long-term benefits to the combined company or its stockholders, or that K2’s management will be able to manage the acquired businesses effectively.

Financial condition of customers could harm K2’s sales.

A large portion of K2 sales are to sporting goods retailers. Many of K2’s smaller retailers and some larger retailers are not strongly capitalized. Adverse conditions in the sporting goods retail industry can adversely impact the ability of retailers to purchase K2 products, except on credit terms which would involve significant risks to K2 of nonpayment.

K2’s financial results vary from quarter to quarter, which could hurt K2’s business and the market price of its stock.

Various factors affect K2’s quarterly operating results, some of which are not within K2’s control. These factors include, among others:

•	weather and snow conditions;

•	the timing and introduction of new products;

•	the mix of products and services sold;

•	the timing of significant orders from and shipments to customers;

•	product pricing and discounts;

•	the timing of its acquisitions of other companies and businesses; and

•	general economic conditions.

These and other factors are likely to cause K2’s financial results to fluctuate from quarter to quarter. If revenue or operating results fall short of the levels expected by public market analysts and investors, the trading price of K2 common stock could decline dramatically. Based on the foregoing, K2 believes that quarter-to-quarter comparisons of its results of operations may not be meaningful. Therefore, K2’s historical results of operations should not be viewed as reliable indications of its future performance.

Anti-takeover defenses in K2’s charter and under Delaware law could prevent an acquisition of K2 or limit the price investors might be willing to pay for K2 common stock.

Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any business combination with an interested stockholder for three years from the date the person became an interested stockholder, unless specific conditions are met. K2 has various types of protections in place which would make it difficult for a company or investor to buy K2 without the approval of K2’s board of directors. These protections include a shareholder rights plan, a classified board of directors, provisions requiring advance notice of board nominations and certain other actions taken at stockholder meetings and super-majority voting requirements with respect to extraordinary actions. All of the foregoing could hinder, delay or prevent a change in control of K2 and could limit the price that future investors might be willing to pay for shares of K2 common stock.

K2’s new bank credit facility and the refinancing of Rawlings’ debt under that facility will place a significant debt burden on K2.

Draws on K2’s Facility to accommodate the additional working capital requirements of Rawlings and to fund future acquisitions, as well as potential future financings, may substantially increase K2’s current indebtedness. The increased levels of indebtedness could, among other things:

•	adversely affect K2’s ability to expand its business, market its products and make investments in capital expenditures;

•	adversely affect the cost and availability of funds from commercial lenders, debt financing transactions and other sources;

•	adversely affect the ability of K2 to pursue its acquisition strategy; and

•	create competitive disadvantages compared to other companies with lower debt levels.

International operations, unfavorable political developments and weak foreign economies may seriously harm K2’s financial condition.

K2’s business is dependent on international trade, both for sales of finished goods and low-cost sourcing of products. K2’s three principal markets are North America, Europe and Asia. K2’s revenues from international operations were approximately 36% of total revenue for fiscal 2002. K2 expects that its revenues from international operations will continue to account for a significant portion of its total revenues. Any political developments adversely affecting trade with Europe or Asia, could severely impact K2 results of operations. K2’s international operations are subject to a variety of risks, including:

•	recessions in foreign economies;

•	the adoption and expansion of trade restrictions;

•	limitations on repatriation of earning;

•	reduced protection of intellectual property rights in some countries;

•	longer receivables collection periods and greater difficulty in collecting accounts receivable;

•	difficulties in managing foreign operations;

•	social, political and economic instability;

•	unexpected changes in regulatory requirements;

•	acts of war and terrorism;

•	ability to finance foreign operations;

•	changes in consumer tastes and trends;

•	tariffs and other trade barriers; and

•	U.S. government licensing requirements for export.

In addition, K2 will continue to outsource a number of its supply contracts to entities in foreign nations. Specifically, K2 maintains significant manufacturing capacity in China and Costa Rica. Political developments adversely affecting the operation of these facilities could result in late deliveries, lower sales and earnings, and unanticipated costs.

Changes in currency exchange rates could affect K2’s revenue.

A significant portion of K2’s production and approximately 32% of K2’s sales are denominated in foreign currencies and are subject to exchange rate fluctuation risk. Although K2 engages in some hedging activities to reduce foreign exchange transaction risk, changes in the exchange rates between the United States dollar and the currencies of Europe and Asia could make K2 products less competitive in foreign markets, and could reduce the sales and earnings represented by foreign currencies. Additionally, such fluctuation could result in an increase in cost of products sold in foreign markets reducing margins and earnings.

Acts of war or terrorism may have an adverse effect on K2’s business.

Acts of war or terrorism may have an adverse effect on the economy generally, and more specifically on K2’s business. The recent economic slowdown, the terrorist attacks throughout the world and the war in Iraq have not yet had a material adverse effect on K2’s business; however, because such occurrences have the potential to significantly decrease consumer spending on leisure products and activities, K2 cannot say such a material adverse effect will not take place in the future. And, because of the uncertainty of such events, K2 is unable to predict with any certainty any future adverse impact from a prolonged weak economy, war or terrorist attacks.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and other materials filed or to be filed by K2 with the Commission contains or may contain forward-looking statements concerning non-historical facts or matters that are subject to risks and uncertainties. K2 believes such statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent expectations or beliefs of K2 concerning future events, many of which are outside K2’s control. They include, among other things, statements with respect to:

•	projections of future financial performance;

•	future sales and earnings;

•	marketing efforts and trends regarding:

•	team sports including baseball, basketball and football,

•	extreme wheel sports including mountain bikes, in-line skates and skateboards, and

•	winter sports including skis and snowboards;

•	retail inventory levels;

•	product acceptance and demand;

•	growth efforts;

•	cost reduction efforts;

•	cost savings and economies of scales;

•	dependence on foreign manufacturing;

•	margin enhancement efforts;

•	product development efforts;

•	market positioning; and

•	future acquisitions and dispositions.

These forward-looking statements may be preceded by, followed by or include the words “believes,’ “expects,” “anticipates,” “intends,” “plans,” “estimates,” “may,” “will,” “should,” “could,” “would” or similar expressions.

K2 cautions that these statements are further qualified by important factors, in addition to those under “Risk Factors” above and elsewhere in this prospectus and the documents which are incorporated by reference in this prospectus, that could cause actual results to differ significantly from those in the forward-looking statements, including, among other things:

•	economic conditions,

•	product demand,

•	competitive pricing and products, and

•	other risks described in K2’s filings with the Securities and Exchange Commission.

Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. The future results and stockholder values of K2 may differ significantly from those expressed in these forward-looking statements. Stockholders are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of this prospectus, and in the case of documents incorporated by reference, as of the date of those documents. K2 does not undertake any obligation to update or release any revisions to any forward-looking statements, to report any new information, future event or other circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in K2’s subsequent reports filed with the Securities and Exchange Commission on Forms 10-K, 10-Q and 8-K.

DESCRIPTION OF SECURITIES

The K2 common stock being registered by this registration statement, and which may be offered from time to time pursuant to this prospectus represent shares issuable upon conversion of the debentures and upon exercise of the warrants, all of which are described below. K2 issued the securities underlying the common stock being registered in a private placement and pursuant to a securities purchase agreement entered into on December 10, 2002. Neither the debentures nor the warrants are being registered. The following description is a summary of the material provisions of K2’s common stock, the debentures, the warrants and where relevant, the securities purchase agreement and the related registration rights agreement. The summaries are qualified by reference to all of the provisions of the debentures, the warrants and the related agreements. The securities purchase agreement, the forms of debenture and warrant and the related registration rights agreement are filed as exhibits to the Current Report of K2 on Form 8-K filed on February 24, 2003 and incorporated herein by reference.

K2 COMMON STOCK

K2’s common stock is currently listed on the New York Stock Exchange (symbol: KTO). For the complete terms of K2’s common stock and related preferred stock purchase rights, please refer to the descriptions contained in K2’s Registration Statement on Form 8-A, filed on August 21, 1989, as amended, K2’s Registration Statement on Form 8-A, filed on August 9, 1999, as amended, and K2’s Registration Statement on Form S-4, filed on January 17, 2003, as amended, respectively, and incorporated herein by reference.

THE DEBENTURES

Principal, Maturity and Interest

K2 issued $25,000,000 aggregate principal amount of convertible subordinated debentures which accrue interest at an annual rate of 7.25%. The debentures mature on March 3, 2010; however, as discussed below, the holders of the debentures may extend the life of the debentures under certain circumstances. The debentures are unsecured subordinated obligations of K2.

The debentures were issued in a manner exempt from registration and in original denominations of $12,500,000. At the request of a holder and upon surrender of the original debenture, K2 will issue replacement debentures in denominations of the holder’s choice of at least $25,000. No interest coupons were issued.

K2 will make quarterly interest payments on the debentures. Interest will be computed on the basis of a 360-day year consisting of twelve 30 day months, and will accrue daily until the principal becomes due and payable, whether on a payment date, maturity or upon conversion, acceleration or otherwise. Any aggregate amount of principal or accrued interest not converted and not paid when due will accumulate interest at a rate of 10% after expiration of the applicable cure period.

The holders have an option to push back the maturity date of the debentures for a length of time equal to the number of days:

•	the registration statement of which this prospectus forms a part is not effective as required by the related registration rights agreement;

•	sales of the K2 common stock registered under this registration statement cannot be made as or when permitted, regardless of the reason;

•	any event requiring mandatory redemption exists; or

•	K2 is in breach of its obligation to provide notice of a change in the conversion price, as discussed below.

K2 will make all payments related to the debentures as directed by the holders. The holders shall designate an address for payment in written notice provided in accordance with the provisions of the debentures.

Exempt Offering

The debentures bear a legend stating that, the securities represented by the certificate have not been registered under the Securities Act of 1933, as amended. The securities may not be sold, transferred or assigned in the absence of an effective registration statement for the securities under the Securities Act, or an opinion of counsel, in form, substance and scope reasonably satisfactory to K2 that registration is not required under said act or unless sold pursuant to Rule 144 under the Securities Act.

The Holders May Elect to Convert the Debentures

Subject to the restrictions discussed below, at any time prior to maturity the holders may convert any portion of the debentures into K2 common stock. The number of shares issued upon conversion will equal the total principal amount being converted, plus any accrued and unpaid interest and all other amounts due and owing with respect to the principal amount being converted, the sum of which is divided by the conversion price, calculated as set forth below. All fractional shares that would be issuable upon conversion at the election of the holders will be disregarded.

Limitations on Conversion

The holders ability to convert is not absolute. A holder may not convert any principal amount to the extent that the shares of K2 common stock issued upon conversion, plus the number of shares of K2 common stock already owned by the converting holder and its affiliates, would cause the beneficial ownership of K2 common stock, as defined in accordance with Section 13(d) of the Securities Exchange Act of 1934, of the holder and its affiliates to exceed 9.9% of the outstanding shares of K2 common stock.

Unless K2 receives stockholder approval in accordance with the applicable rules and regulations, the total number of shares of K2 common stock issued upon conversion of the debentures may not exceed the maximum number of shares K2 may issue as determined by any rule or regulation of the New York Stock Exchange. However, if it appears that the sum of the shares of K2 common stock actually issued upon any conversion, plus those that could be issued upon the holder’s complete conversion of the remaining debentures would exceed the maximum number of shares issuable under the New York Stock Exchange’s rules and regulations, K2 will use its best efforts to seek and obtain the stockholder approval or other relief necessary to issue such excess shares.

If K2 merges, consolidates, exchanges shares, recapitalizes, reorganizes or takes other similar action that reclassifies or exchanges K2’s outstanding common stock, the debentures then outstanding will be convertible only into the kind and amount of securities, cash and other property the debenture holders would have owned immediately after the transaction if the holders had converted all outstanding debentures immediately before the effective date of the transaction.

K2 May Elect to Automatically Convert the Debentures

Unless inconsistent with applicable law, K2 may automatically convert the debentures any time after February 14, 2006, but before maturity, if all of the following conditions are satisfied

•	the price of K2 common stock has exceeded 140% of the conversion price, as calculated below, for at least 15 trading days during a consecutive 20-day trading period ending five trading days prior to the date of automatic conversion;

•	the registration statement of which this prospectus forms a part has been effective for at least 30 days prior to the date of automatic conversion;

•	the K2 common stock issuable upon conversion is authorized and reserved for issuance;

•	the K2 common stock issuable upon conversion is listed for trading on the New York Stock Exchange; and

•	no event requiring mandatory redemption then exists.

K2 must give notice of its decision to automatically convert the debentures no more than 30 and no less than five days prior to the date of automatic conversion. Cash will be given in lieu of fractional shares upon any automatic conversion elected by K2. The holders maintain their right to convert any portion of the debentures at any time prior to the automatic conversion date.

Conversion Price and Related Adjustments

The conversion price is $11.92 per share of K2 common stock converted. However, the conversion price is subject to adjustment from time to time as follows:

•	if K2 common stock is subject to any distribution, stock split, dividend, combination, capital reorganization or similar event, the conversion price shall be adjusted similarly;

•	if K2 makes a public announcement on or before May 15, 2003 that it intends to consummate a change in control, not including an acquisition by K2 of another person or entity, then from the date of the announcement until the date the transaction is either consummated or abandoned, the conversion price shall be the lower of the closing bid price on the date of the announcement and the conversion price that would otherwise be in effect at that time; and

•	if, subject to exceptions set forth in the debentures, K2 sells its common stock or other securities convertible into or exchangeable for its common stock on or before May 15, 2003, the common stock subsequently issued or underlying the securities subsequently issued may be resold prior to November of 2007 and the effective or maximum sales price of the subsequently issued or underlying common stock is less than the then effective conversion price with respect to the debentures, then the conversion price with respect to the debentures shall be adjusted:

•	to the satisfaction of the holders, so that it is no greater than the sales price with respect to the subsequent offering, after giving affect to any relevant adjustments described herein; and

•	at the option of the holders, by multiplying the conversion price with respect to the debentures by a fraction calculated as set forth in the debentures.

K2 shall promptly compute any adjustment or readjustment upon the occurrence of any event described above. K2 shall then furnish a certificate to the holders of the debentures setting forth the change and a brief description of the related facts.

Purchase Rights

If K2 issues any convertible securities or rights to purchase stock, warrants, securities or other similar property pro rata to the record holders of any class of K2 common stock while the debentures are outstanding and the record date for the issuance is prior to or within ten days of the announcement of the issuance, the holders of the debentures will have the right to acquire the aggregate rights which the holders could have acquired if the holders had completely converted the debentures immediately prior to the record date of the issuance.

Reservation of Shares

K2 is required at all times to have reserved at least a number of shares of K2 common stock sufficient to provide for conversion of 120% of the principal amount of the debentures outstanding, based on the conversion price in effect at the time in question. If K2 takes any action which changes the number of shares of K2 common stock into which the debentures are convertible, K2 must take all necessary action to ensure there will be a sufficient number of shares of K2 common stock authorized and reserved for issuance upon conversion of the debentures.

If K2 has not reserved a sufficient number of authorized shares to allow conversion, then the holders may not convert any debentures until the necessary shares have been reserved. K2 shall pay any holder seeking conversion a penalty of $2,000 a day from the time conversion is sought until a sufficient number of shares have been reserved. The holder may elect to receive the aggregate penalty in the form of cash or K2 common stock.

Subordination

The debentures are subordinate in right of payment to all of K2’s senior indebtedness, as described below. At any time and without the consent of the holders of the debentures, the holders of the senior indebtedness may change the terms of, amend or renew any senior indebtedness described below, even if the change extends the maturity or increases the interest rate of the senior indebtedness.

K2’s senior indebtedness includes the principal, make-whole amount, if any, and all interest, including interest on fees, costs and expenses in connection with, and other amounts due on:

•	all indebtedness and other obligations of K2 under the Credit Agreement dated as of March 26, 2003, among K2, the lenders party thereto and Bank One as administrative agent;

•	all indebtedness and other obligations of K2 under the Note Agreements dated as of October 15, 1992 among K2 and the institutional investors named therein, as amended by the Fourth Amendment to the Note Agreements, dated as of March 27, 2002;

•	all indebtedness and other obligations of K2 under the Note Purchase Agreement dated as of December 1, 1999 among K2 and the institutional investors named therein as amended by the Third Amendment dated as of March 27, 2002;

•	all indebtedness of K2 for monies borrowed, including, without limitation, accounts receivable sold or assigned by K2;

•	all obligations of K2 evidenced by any notes, debentures, bonds or other instruments issued to banks or other entities that make loans in the ordinary course of business;

•	all obligations of K2 under any interest or currency swap agreements, hedging agreements, cap, floor and collar agreements, spot and forward contracts and other similar agreements;

•	obligations in respect of letters of credit, bank guarantees and bankers acceptances;

•	principal of, and interest on any indebtedness or obligations of others of the kinds described above assumed or guaranteed in any manner by K2; and

•	deferrals, renewals, extensions and refunding of any indebtedness or obligations described above, unless the instrument creating or evidencing the indebtedness expressly provides that it is not senior in right of payment to the debentures.

If any payment with respect to senior indebtedness is rescinded or must otherwise be returned upon the insolvency, bankruptcy or reorganization of K2, the related reinstated indebtedness arising from such rescission or return shall also be treated as senior indebtedness as of the date of such rescission or return.

K2’s senior indebtedness does not include:

•	indebtedness of K2 evidenced by any other debenture issued pursuant to the purchase agreement under which these debentures were issued;

•	any obligation of K2 to any of its subsidiaries;

•	any liability for federal, state, local or other taxes owed by K2;

•	any accounts payable or other liability to trade creditors arising in the ordinary course of business, including guarantees of such liabilities;

•	any indebtedness or obligation of K2, including any accrued and unpaid interest, that by its terms is subordinate or junior in right of payment to any other indebtedness or obligation of K2 and the holders of the senior indebtedness; or

•	any obligation with respect to any shares, interest, rights to purchase, warrants, options, participations or other equivalents of, or interests in, the equity, whether common or preferred, of K2 or any of its subsidiaries.

K2 shall not make any payment of principal or interest on the debentures, nor shall K2 convert or redeem the debentures unless:

•	K2 has paid all amounts then due on senior indebtedness; and

•	at the time of any payment, conversion or redemption, there is no default on senior indebtedness that has not been cured or waived and which resulted in the senior indebtedness being declared due and payable.

If holders of any senior indebtedness notify K2 pursuant to a payment blockage notice that a default has occurred permitting the holders to accelerate the maturity of the related senior indebtedness, K2 may not make any payment on the debentures or convert or redeem the debentures for the period, referred to as a payment blockage period, commencing on the date K2 receives the notice and ending on the earlier of:

•	the date on which the event of default under the related senior indebtedness is cured or waived; or

•	180 days from the date K2 receives the payment blockage notice.

The holders shall not take any enforcement action with respect to the debentures unless the holders have given the holders of the senior indebtedness at least 15 days prior written notice of the proposed action. While any default on senior indebtedness or a payment blockage notice is in effect, the holders of the debentures are prohibited from:

•	delivering notice of a mandatory redemption, as discussed below, unless the related senior indebtedness has been accelerated;

•	reducing any claim to judgment or instituting any suit to enforce or collect any amount payable with respect to the debentures;

•	commencing or joining with any other creditor of K2 in commencing any bankruptcy, reorganization, receivership or insolvency proceeding against K2; or

•	otherwise asking, demanding, suing for, taking or receiving, all or any part of any money owing by K2 to the holders of the debentures on account of any amounts payable under he debentures.

K2 may resume regular payments on the debentures, including past scheduled interest payments the holders would have received but for the default on the senior indebtedness, after the end of such payment blockage period, unless the holders of the related senior indebtedness have accelerated the maturity of the related senior indebtedness. Irrespective of the number of defaults in connection with any senior indebtedness, not more than one payment blockage notice may be given in any consecutive 360-day period.

Upon any payment or distribution of K2’s assets in connection with any bankruptcy, insolvency, reorganization, assignment for the benefit of creditors or other similar proceeding instituted by or against K2, K2 must pay all senior indebtedness in full before the holders of the debentures are entitled to any payments. If a holder of the debentures has received a payment or distribution on account of the debentures in such a situation, the holder shall pay such amount directly to the holders of the senior indebtedness. For the purposes of the debentures, upon conversion, the issuance and delivery of securities junior to the senior indebtedness and any cash paid in lieu of fractional shares will not be considered a payment or distribution on account of the debentures.

In the event of any of the above listed proceedings and if requested by the holder of any senior indebtedness, the holders of the debentures shall take all reasonable actions necessary to prove the full amount of their claims. The holders of the debentures appoint each holder of the senior indebtedness described above as their attorney in fact to execute, verify and deliver or file any such proof of claim required. The holders of the debentures cannot waive any claim in any bankruptcy or similar dissolution proceeding without the written consent of the other holders of the debentures.

Additional Covenants

So long as any payment obligation is outstanding under the debentures, unless K2 obtains the prior written consent of the holders of a majority of the outstanding principal amount, K2 shall not:

•	pay or declare any dividend or distribution;

•	lend or advance money or give credit to any person or entity not affiliated with K2, unless such loan, advance, or credit existed as of February 14, 2003 or is made in the ordinary course of business;

•	become liable on the obligation of a person or entity not affiliated with K2, unless such action involves the endorsement of negotiable instruments for deposit or collection, existed as of February 14, 2003 or is made in the ordinary course of business; and

•	create, incur, assume or suffer any indebtedness for borrowed money, except for indebtedness:

•	in existence or contractually required as of February 14, 2003, including any changes that do not cause the principal to exceed 120% of the principal amount previously outstanding;

•	to trade creditors incurred in the ordinary course of business;

•	the proceeds of which shall be used to repay the debentures at maturity or upon optional or mandatory redemption, as discussed in this prospectus;

•	represented by mortgage refinancings or purchase money obligations incurred for the purpose of financing the purchase price or cost of construction or improvement of property, plant or equipment used in K2’s business, so long as the aggregate principal amount does not exceed 15% of K2’s consolidated net worth, as calculated in the debentures; and

•	the aggregate principal amount of which does not exceed 15% of K2’s consolidated net worth, as calculated in the debentures, after giving effect to the incurrence of such indebtedness.

Unless permitted by K2’s then existing senior credit facility, K2 is also prohibited from repurchasing or otherwise acquiring any of its capital stock while a payment obligation is outstanding under the debentures.

Appointment Right

As long as the original purchasers hold more than $12,500,000 in aggregate principal amount of the debentures, they shall have the right to appoint one member of the K2 board of directors, which appointee shall be subject to the approval of K2’s board of directors. This appointment right is not assignable.

Mandatory Redemption

Mandatory Redemption Event

At the option of the holders of at least half the outstanding principal amount of the debentures and after delivery of written notice of any of the following events, K2 shall redeem the outstanding debentures for the redemption price as calculated below:

•	K2 fails to make any principal payment when due or fails to cure any late payments of interest or fees within 30 days;

•	any change in control, including a merger, a business combination involving K2 in which the holders of K2’s voting power will not maintain the ability to elect at least a majority of the board of directors of the surviving entity;

•	the sale of all or substantially all of K2’s assets, or a purchase, tender or exchange offer accepted by greater than half of K2’s voting power, unless such voting power retains the ability to elect a majority of the board of directors of the surviving entity;

•	K2 breaches certain covenants set forth in the securities purchase agreement or the related registration rights agreement and the breach is not cured within 30 days of receipt of the notice;

•	K2 fails to have the registration statement of which this prospectus forms a part declared effective within 270 days of closing and the problem is not cured within 30 days of receipt of the notice; or

•	K2 is in default on indebtedness for borrowed money in an aggregate principal amount of at least $5,000,000, any related grace period has expired, and as a result, such indebtedness is due and payable before its stated maturity.

Upon the occurrence of either of the following two events, the debentures shall become immediately redeemable and K2 shall purchase the outstanding debentures at the redemption price as calculated below:

•	K2 makes an assignment for the benefit of creditors or applies for or consents to the appointment of a receiver or trustee; or

•	bankruptcy, insolvency or similar reorganization or liquidation proceedings under any bankruptcy law or any law for the relief of debtors is instituted by or against K2.

Mandatory Redemption Price

Upon the occurrence of any mandatory redemption event described above, K2 shall repurchase the then outstanding debentures for an amount equal to the greater of:

•	105% of all outstanding principal, accrued and unpaid interest and all other amounts owed to such holders under the debentures or the related agreements; and

•	the number of shares of K2 common stock issuable upon conversion of the amount being redeemed, multiplied by the highest closing price of K2 common stock between the date the mandatory redemption event took place and the day prior to the date of payment of the mandatory redemption price.

Such amount, including all related collection costs and legal fees shall immediately become due and payable without demand, presentment or notice by the holders. If K2 does not pay the amount within five days of receiving the notice that such amount is due, the holders may require K2 to issue a number of shares of K2 common stock determined by dividing the amount due and owning by a conversion price of $11.92, subject to the adjustments described above.

Optional Redemption

At any time on or after February 14, 2006 K2 may redeem the entire principal amount then outstanding, upon not less than 15 nor more than 45 days’ notice. However, if the registration statement of which this prospectus forms a part has not been effective for 30 days, K2 may not redeem the debentures at its option. The redemption price, expressed as a percentage of the principal amount being redeemed, is determined by the date the debentures are redeemed:

Date of Redemption	Redemption Price
February 14, 2006 – February 13, 2007	105.0%
February 14, 2007 – February 13, 2008	103.5%
February 14, 2008 – February 13, 2009	102.5%
February 14, 2009 – February 13, 2010	100.0%
February 14, 2010 – March 3, 2010	100.0%

K2 or a successor entity, upon not less than 15 nor more than 45 days’ notice, shall also have the right to redeem the debentures after a change in control at a price equal to 105% of the principal amount being redeemed provided the registration statement of which this prospectus forms a part has been effective for thirty days prior to the proposed redemption date.

Modification and Waiver

The debentures may be amended only by a writing signed by K2 and the holders of a majority of the then outstanding principal. However, K2 and the holders cannot amend, supplement, alter or modify the debentures without the prior written consent of certain holders of certain senior indebtedness if such amendment, supplement, alteration or modification would:

•	change the payment due dates for principal or interest;

•	change or add any event requiring mandatory redemption;

•	change the redemption or prepayment provisions of the debentures;

•	alter the subordination provisions of the debentures;

•	shorten the maturity date of the debentures; or

•	alter the repayment terms of the debenture.

Reports

Whether or not required by the rules and regulations of the SEC, so long as the purchasers hold debentures of at least $12,500,000 in principal amount, K2 will furnish the holders of the debentures with copies all filings with the SEC on Forms 10-Q, 10-K and 8-K.

Replacement of Notes

K2 will replace debentures that are lost, stolen, destroyed or mutilated upon receipt of evidence of such loss, destruction or damage. In the case of a lost, stolen or destroyed note, before a replacement debenture will be issued, indemnity satisfactory to K2 is required at the expense of the holder.

Governing Law

The debentures are governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF WARRANTS

K2 issued warrants to purchase up to 524,329 shares of K2 common stock at an exercise price of $13.91 per share, subject to certain adjustments discussed below. No fractional shares of K2 common stock will be issued pursuant to the warrants. The warrants, which may be exercised in whole or in part, expire on February 14, 2008.

Exercise Price

The exercise price shall be $13.91 per share subject to certain adjustments set forth below; however, no adjustment will be made to the exercise price if the resulting adjustment would be less than 1% of the exercise price in effect immediately prior to the adjustment. K2 must provide notice detailing any adjustment, the related calculation and the number of shares of K2 stock acquirable upon complete exercise of the warrants.

Subsequent Issuances of Securities

If at any time after February 14, 2003 K2 issues or sells, or pursuant to the warrants is deemed to have issued or sold any shares of K2 common stock for consideration per share less than the exercise price in effect with respect to the warrants immediately after such later issuance, the adjusted exercise price shall equal:

Prior exercise price X	(	K2 common stock outstanding before later issuance	Consideration received in later issuance + Prior exercise price	)

K2 common stock outstanding after later issuance

For the purposes of the calculation set forth above, the consideration received for any subsequent issuance equals the amount K2 received for the securities prior to any deductions for expenses. If the consideration is not in monetary form, the K2 board of directors shall make a good faith determination of the fair value of the non-cash consideration. If the non-cash consideration is in the form of securities, the fair value is the market price of the securities on the day K2 received such securities.

If there is a change in the amount of consideration payable to K2 upon exercise or conversion of the subsequently issued securities, including a change in the rate at which the subsequently issued securities are convertible or exchangeable for K2 common stock, the exercise price for the warrants shall be recalculated as if the additional consideration was payable at the time of the issuance of the subsequently issued securities.

If K2 issues, sells or grants any warrants, rights or options to purchase shares of K2 common stock or other securities convertible into K2 common stock and the price per share of common stock paid upon exercise of such subsequently issued securities is less than the exercise price for the warrants in effect on the date of the subsequent issuance, then for the purposes of the calculation set forth above, the maximum number of shares of K2 common stock issuable upon the exercise of the subsequently issued securities will be deemed issued and outstanding as of the date of the subsequent issuance. If any of these subsequently issued securities that affected the number of issued and outstanding shares used for the purposes of the calculation set forth above expire or terminate without being exercised, the adjusted exercise price for the warrants will be recalculated to reflect the fact the expired or terminated securities are no longer deemed to be issued and outstanding for the purposes of the calculation.

Subdivision or Combination of K2 Common Stock

If K2 subdivides its common stock by means of stock split, dividend, recapitalization, reorganization, reclassification or otherwise thereby increasing the number of shares acquirable pursuant to exercise of the warrants, the exercise price in effect immediately prior to the subdivision will be reduced proportionately. If K2 combines the K2 common stock by means of reverse stock split, recapitalization, reorganization, reclassification or otherwise thereby decreasing the number of shares acquirable upon exercise of the warrants, the exercise price in effect immediately prior to the combination shall be increased proportionately.

Consolidation, Merger or Sale

If K2 consolidates with or merges into any other corporation or sells all or substantially all of its assets other than in connection with a plan of complete liquidation, K2 will ensure that, in lieu of shares of K2 common stock, the holders of the warrants will have the right to acquire an equivalent dollar amount of such shares of stock, securities or assets received in exchange for K2 common stock pursuant to the transaction.

Events Not Affecting the Exercise Price

The following have no effect on the exercise price of the warrants:

•	the exercise of any warrants, options or convertible securities issued and outstanding as of February 14, 2003;

•	the grant or exercise of any stock or options granted or exercised under any stock option plan, restricted stock plan or employee benefit plan;

•	the exercise of the warrants described in this registration statement;

•	the issuance or conversion of the debentures;

•	a sale pursuant to a firm-commitment underwritten public offering of K2 common stock, not including continuous offerings pursuant to Rule 415 of the Securities Act of 1933;

•	any sales of K2 common stock not exceeding an aggregate amount of 538,262 shares;

•	the issuance of securities by K2 in connection with the acquisition of a business or the operating assets of a person or business; or

•	the issuance of securities to any strategic investors, vendors, financial institutions or other lenders in connection with commercial credit arrangements and similar financings the primary purpose of which is not to raise equity capital.

Shares Available Upon Full Exercise

The warrants give the holders the right to acquire up to 524,329 shares of K2 common stock. However, after any adjustment to the exercise price discussed above, the number of shares of K2 common stock issuable upon exercise of the warrants shall be adjusted by multiplying the exercise price prior to the adjustment by the number of shares of K2 common stock issuable upon exercise of the warrants immediately prior to such adjustment and dividing the product of those two numbers by the new adjusted exercise price.

Limitations on the Holder’s Ability to Exercise

A holder may not exercise any warrant to the extent the number of shares of K2 common stock issued upon exercise plus the number of shares of K2 common stock already owned by the exercising holder and its affiliates would cause the beneficial ownership of K2 common stock, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, of the holder and its affiliates to exceed 9.9% of the outstanding shares of K2 common stock.

Transfer, Exchange, Replacement

The warrants are fully transferable, in whole or in part, by surrendering the warrant and executing a form of assignment attached to the warrant. As conditions of transfer, K2 may require that (i) the holder or the transferee provide K2 with an opinion of counsel acceptable to K2 stating that the transfer may be made without registration under the Securities Act of 1933 and any applicable state securities and blue sky laws, (ii) the holder or transferee provide K2 with an investment letter acceptable to K2 and (iii) that the transferee be an accredited investor as defined in Rule 501(a) of the Securities Act of 1933. If the transfer is made pursuant to Rule 144 of the Securities Act of 1933 then the above listed three items will not be required. The registration rights described in the related registration rights agreement are assignable only in accordance with the provisions of the registration rights agreement.

Additional Covenants of K2

K2 has also covenanted that, among other things:

•	all shares of K2 common stock issued upon exercise of the warrants will be validly issued, fully paid and non-assessable;

•	K2 will have authorized and reserved a sufficient number of shares of K2 common stock to provide for the full exercise of the warrants;

•	K2 will secure the listing of the shares of K2 common stock issuable upon exercise of the warrants on the New York Stock Exchange;

•	K2 will not increase the par value of K2 common stock to be issued upon exercise of the warrants; and

•	K2 acknowledges that any remedy at law for breach of any of its obligations under the warrants will be insufficient and that in such case, without any showing of economic loss, the holders shall be entitled to, among other things, an injunction or injunctions to prevent or cure the breach and specific performance of the terms and provisions of the warrant.

Governing Law

The warrants are governed by and construed in accordance with the laws of the State of New York; however all issues concerning the relative rights of K2 and its stockholders are governed by the General Corporation Law of the state of Delaware.

REGISTRATION RIGHTS

In connection with the initial purchase and sale of the debentures and warrants K2 entered into a registration rights agreement, dated as of February 14, 2003, in which K2 agreed, at its sole expense, to file the registration statement of which this prospectus forms a part with the Securities and Exchange Commission. A copy of the registration rights agreement has been filed as an exhibit to K2’s Form 8-K filed February 24, 2003 and is incorporated herein by reference.

SELLING SECURITY HOLDERS

The common stock offered pursuant to this prospectus has been or will be issued to the selling security holders, or their assignees, directly by K2. The selling security holders, all of whom are accredited investors as defined in Rule 501(a) of the Securities Act of 1933, purchased the debentures and warrants in a private placement pursuant to a securities purchase agreement entered into on December 10, 2002. K2 agreed to file this registration statement for the resale of the common stock underlying the debentures and the warrants. K2 agreed to bear all out-of-pocket expenses of this offering, other than underwriting discounts and commissions. The selling security holders may sell none, some, or all of the common stock offered by them as listed below.

The following table sets forth certain information with respect to the beneficial ownership of shares of K2 common stock by the selling security holders as of the date of this prospectus, the maximum number of shares of K2 common stock acquirable by the selling security holders pursuant to conversion of the debentures and/or exercise of the warrants and the number of shares which may be offered pursuant to this prospectus for the account of each of the selling security holders.

Selling Security holders	Beneficial Ownership Before the Offering (1)	Maximum Number of Shares Acquirable Upon Complete Conversion of Debentures (2)(3)	Maximum Number of Shares Acquirable Upon Complete Exercise of the Warrants (3)(4)	Maximum Number of Shares Which May be Offered Pursuant to this Prospectus		Shares of Common Stock Included in this Prospectus (1)	Beneficial Ownership After the Offering (1)
k1 Ventures Limited	0	0	524,329	524,329	(4)	0	0
Sporting Goods Investment I, LP	0	1,048,657	0	1,048,657	(2)	0	0
Sporting Goods Investment II, LP	0	1,048,657	0	1,048,657	(2)	0	0

Total	0	2,097,314	524,329	2,621,643		0	0

(1)	At the time of filing the registration statement of which this prospectus forms a part, the selling security holders held no K2 common stock and had neither converted any portion of the debentures nor exercised any part of the warrants.
(2)	Because the number of shares of common stock issuable upon conversion of the debentures is dependent in part upon certain actions of K2 prior to a conversion, the actual number of shares of common stock that will be issued upon conversion may increase due to an adjustment to the conversion price; however, for the purposes of the table set forth above and based on the terms of the debentures, a conversion price of $11.92 is used, which assumes no such action has been taken by K2.
(3)	k1 Ventures Limited, Sporting Goods Investment I, LP and Sporting Goods Investment II, LP are affiliates of each other. Under the terms of the debentures and the warrants, the debentures are convertible, and the warrants are exercisable, by the holders only to the extent that the number of shares of common stock issuable pursuant to such securities, together with the number of shares of common stock owned by the holders and their affiliates, but not including shares of common stock underlying unconverted portions of the debentures or unexercised portions of the warrants, would not exceed 9.9% of the then outstanding K2 common stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934. Accordingly, the number of shares of common stock set forth in the table collectively exceeds the number of shares of common stock that the selling security holders collectively could beneficially own at any given time through the ownership of the debentures and the warrants. In that regard, the beneficial ownership of the common stock by k1 Ventures Limited and its affiliates set forth in the table is not determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.
(4)	Because the number of shares of common stock issuable upon exercise of the warrants is dependent in part upon certain actions of K2 prior to the exercise, the actual number of shares of common stock that will be issued upon exercise may increase due to an adjustment to the exercise price; however, for the purposes of the table set forth above and based on the terms of the warrants, an exercise price of $13.91 is used, which assumes no such action has been taken by K2.

To the best of K2’s knowledge, none of the selling security holders have any position, office or other material relationship with K2 or any of K2’s affiliates.

PLAN OF DISTRIBUTION

The selling security holders and any of their donees, pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of K2 common stock offered by this prospectus; however, there is no assurance that the selling security holders will sell any or all of their common stock. The underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on the New York Stock Exchange;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction. The selling security holders may also enter into hedging transactions with broker-dealers in connection with the sales of the underlying common stock. These broker-dealers may in turn engage in short sales of the common stock in the course of hedging their positions. The selling security holders may sell short the underlying common stock to close out short positions, or loan or pledge the underlying common stock to broker-dealers that, in turn, may sell the underlying common stock.

Brokers, dealers, underwriters or agents participating in the distribution of the underlying common stock may receive compensation in negotiated amounts in the form of discounts, concessions, commissions or fees from the selling security holders and/or the purchasers of the common stock for whom such broker or dealer may act as agent or to whom they may sell as principal, or both. The compensation as to a particular broker or dealer may be in excess of customary commissions. In connection with the sales, the brokers or dealers or other participating brokers or dealers and the selling security holders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Except for customary selling commissions in ordinary transactions, any such underwriter or agent will be identified, and any compensation paid to such persons will be described in a prospectus supplement. In addition, any common stock covered by this prospectus that qualifies for sale under Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus.

The selling security holders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the security holders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares of common stock.

K2 has agreed to indemnify the selling security holders, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the selling security holders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect of such liabilities.

USE OF PROCEEDS

The proceeds from the sale of the K2 common stock offered by this prospectus will be received directly by the selling security holders. K2 will not receive any proceeds from the sale of the common stock offered by the selling security holders pursuant to this prospectus. K2 will receive proceeds if the selling security holders exercise their warrants to purchase shares of K2 common stock. If all of the warrants were exercised, K2 would receive gross proceeds of $7,293,416. Any proceeds received upon the selling security holders exercising their warrants will be used as working capital. The $25,000,000 received as consideration for the debentures was used to pay down a portion of K2’s then outstanding 8.41% senior notes due December 1, 2009.

LEGAL MATTERS

The legality of the common stock offered by this prospectus will be passed upon for K2 by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

EXPERTS

The financial statements incorporated by reference in this prospectus, and elsewhere in the registration statement of which this prospectus forms a part, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports with respect thereto, and are included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION;

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows K2 to “incorporate by reference” information into this prospectus, which means that K2 can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information that is superseded by information that is included directly in this document. However, as allowed by SEC rules, this prospectus does not contain all the information you can find in the K2 registration statement or the exhibits to the registration statement. This prospectus incorporates by reference the documents set forth below that K2 previously filed with the SEC. These documents contain important information about K2 and its financial condition.

K2 SEC Filings (File No. 001-04290)	Period
Annual Report on Form 10-K	Year ended December 31, 2002
Current Reports on Form 8-K	Filed on February 24, 2003, March 13, 2003 and April 1, 2003
Registration Statement on Form 8-A	Filed on August 21, 1989 and August 9, 1999
Registration Statement on Form 8-A/A	Filed on January 23, 1998
Registration Statement on Form S-4/A	Filed on February 25, 2003

All additional documents that K2 may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering of common stock, shall also be deemed to be incorporated by reference.

References herein to “this prospectus” are intended to include the documents incorporated by reference, which are an integral part of this prospectus. You should obtain and review carefully copies of the documents incorporated by reference. Any statement contained in the documents incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes the statement. Information that K2 later file with the Commission before the termination of this offering of notes will automatically modify and supersede the information previously incorporated by reference and the information in this prospectus. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, K2 will provide any person, including beneficial owners, to whom a copy of this prospectus is delivered, a copy of any documents incorporated by reference in this prospectus but not delivered along with this prospectus free of charge, excluding all exhibits, unless K2 specifically incorporated by reference an exhibit in this prospectus. Any such requests should be addressed to:

K2 Inc.

Attention: Investor Relations

2051 Palomar Airport Road Carlsbad, California 92009

Telephone: (760) 494-1000

Facsimile: (760) 494-1099

K2 files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or information that K2 files at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the Public Reference Rooms. K2’s SEC filings are available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at “www.sec.gov.”

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

Other than underwriting discounts and commissions, the Registrant will pay all expenses related to the private placement and issuance and distribution of the securities registered hereby. The following table sets forth the estimated fees and expenses payable by the Registrant in connection with the issuance and distribution of the securities registered hereby:

SEC Registration fee	$2,612.53
Printing, duplicating and engraving expenses	$10,000
Legal fees and expenses	$100,000	*
Accounting fees and expenses	$10,000
Miscellaneous	$760,000

Total	$882,612.53	*

*	Estimate

Item 15.    Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law, as amended, allows a corporation to include a provision in its certificate of incorporation limiting or eliminating the personal liability of directors of the corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director (a) breached his/her duty of loyalty to the corporation or its stockholders, (b) acted not in good faith or in knowing violation of a law, (c) authorized the payment of a dividend or approved a stock repurchase in violation of Delaware General Corporation Law or (d) obtained an improper personal benefit from a transaction.

Section 145 of the Delaware General Corporate Law permits a corporation to indemnify a person who was or is a party or is threatened to be made a party to any threatened, pending or completed third party proceeding, other than an action by or in the right of the Registrant, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, the corporation is permitted to indemnify any of its directors or officers against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that the corporation shall not indemnify such person if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability. The rights granted under this section of the Delaware General Corporate Law are not exclusive of any other rights to which such person is entitled. The corporation may purchase and maintain insurance on behalf of such persons against any liability asserted against or incurred by such persons in any capacity as or arising out of such persons’ status as an director, officer, employee or agent of the corporation.

Section 174 of the Delaware General Corporation Law provides, among other things, that all directors who willfully or negligently approve an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for the full amount paid out in connection with these actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to these actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts. Any director against whom a claim is successfully asserted may recover contribution from any other directors who voted or concurred in the unlawful action.

Article 17 of the Registrant’s Restated Certificate of Incorporation, as amended, includes a provision eliminating the personal liability of its officers and directors for monetary damages for breach of fiduciary duty as a director to the fullest extent authorized by, and subject to the limitations expressed in Delaware law. In addition, as permitted by Section 145 of the Delaware General Corporation Law, Article 18 of the Restated Certificate provides that: (a) the Registrant is required to indemnify its directors, officers and persons serving at the request of the Registrant as a director, officer, employee or agent of another corporation or business entity, to the fullest extent permitted by Delaware law; (b) the Registrant may indemnify employees and agents of the Registrant with the same scope and effect as the indemnification provided to officers and directors; (c) the Registrant will advance amounts as required by law after the director or officer delivers to the Registrant an undertaking to repay all amounts advanced if it is determined that the director or officer is not entitled to indemnification; (d) the director or officer may bring suit against the Registrant to recover an amount if the director or officer was successful in whole or in part and the Registrant has not paid the director or officer within thirty days of receipt of the director or officer’s claim for payment; (e) the rights conferred in the Restated Certificate are not exclusive of any other right which the director or officer may have, or thereafter acquire under any statute, provision of the Restated Certificate, bylaw, agreement or otherwise; and (f) the Registrant may maintain director and officer liability insurance at its own expense.

Item 16.    Exhibits.

See Exhibit Index attached hereto and incorporated by reference.

Item 17.    Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Carlsbad, state of California, on April 14, 2003.

K2 INC.

By:	/s/ RICHARD J. HECKMANN
Richard J. Heckmann Chief Executive Officer, Director and Chairman of the Board

POWERS OF ATTORNEY

KNOWN ALL PERSONS BY THESE PRESENT, that each persons whose signature appears below does hereby constitute and appoints Richard J. Heckmann and John J. Rangel, and each of them, with full power of substitution and full power to act without the other, his true and lawful attorney-in-fact and agent to act for him or her in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statement the Company may hereafter file with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933 to register additional shares of common stock, and to file this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as they, he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do to cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ RICHARD J. HECKMANN Richard J. Heckmann	Chief Executive Officer, Director and Chairman of the Board (Principal Executive Officer)	April 14, 2003

/s/ JOHN J. RANGEL John J. Rangel	Senior Vice President – Finance (Principal Financial and Accounting Officer)	April 14, 2003

/s/ JERRY E. GOLDRESS Jerry E. Goldress	Director	April 14, 2003

/s/ WILFORD D. GODBOLD JR. Wilford D. Godbold Jr.	Director	April 14, 2003

/s/ STEWART M. KASEN Stewart M. Kasen	Director	April 14, 2003

Signature	Title	Date

/s/ ALFRED E. OSBORNE JR. Alfred E. Osborne Jr.	Director	April 14, 2003

/s/ DAN QUAYLE Dan Quayle	Director	April 14, 2003

EXHIBIT INDEX

Exhibit Number	Description

4.1

Rights Agreement dated as of July 1, 1999 between K2 Inc. and Harris Trust Company of California, as Rights Agent, which includes thereto the Form of Rights Certificate to be distributed to holders of Rights after the Distribution, filed as Item 2, Exhibit 1 to Form 8-A filed August 9, 1999 and incorporated herein by reference.

4.2	Form of Convertible Subordinated Debenture—Exhibit A to the Securities Purchase Agreement, filed as Exhibit 4.2 to Form 8-K filed February 24, 2003 and incorporated herein by reference.

4.3	Form of Stock Purchase Warrant—Exhibit B to the Securities Purchase Agreement filed as Exhibit 4.3 to Form 8-K filed February 24, 2003 and incorporated herein by reference.

5.1#	Opinion of Gibson, Dunn & Crutcher LLP.

10.1

Securities Purchase Agreement dated as of November __, 2002, among K2 Inc. and the parties set forth on the signature pages thereto, filed as Exhibit 4.1 to Form 8-K filed February 24, 2003 and incorporated herein by reference.

10.2	Registration Rights Agreement—Exhibit C to the Securities Purchase Agreement filed as Exhibit 4.4 to Form 8-K filed February 24, 2003 and incorporated herein by reference.

23.1	Consent of Gibson, Dunn & Crutcher LLP (Included in Exhibit 5.1).

23.2#	Consent of Ernst & Young LLP.

24.1	Powers of Attorney. (Included on signature page of this prospectus).

#	Filed herewith.